UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No.   )

1.	Name of the Registrant:

Tejon Ranch Company

2.	Name of Person Relying on Exemption:

Nitor Capital Management LLC

3.	Address of Person Relying on Exemption:

600 Sylvan Avenue

Englewood Cliffs, New Jersey 07632

4.	Written Materials. The following written material is attached:

Press Release, dated April 18, 2024

* * *

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Nitor Capital Management LLC is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Nitor Capital Management LLC and its affiliates.

PLEASE NOTE: Nitor Capital Management LLC is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Nitor Capital Management Issues Letter to Tejon Ranch Stockholders Announcing its Intention to Withhold Support for Four Directors at 2024 Annual Meeting

Exposes Company’s 20-year History of Negative Stockholder Returns under Leadership of Incumbent Board and Questionable Compensation Practices

Believes Net Asset Value of Company Exceeds $44 per Share, Nearly 3x Today’s Share Price

Confident Company can Deliver Stockholder Value with the Right Leadership and Strategy

Plans to Withhold Support for Compensation Committee Chair Steven A. Betts, Chairman of the Board Norman J. Metcalfe, Real Estate Committee Chair Geoffrey L. Stack and Nominating Committee Chair Michael H. Winer

ENGLEWOOD CLIFFS, N.J., April 18, 2024 -- Nitor Capital Management LLC, a significant stockholder of Tejon Ranch Company (NYSE: TRC) (“Tejon Ranch” or the “Company”) which beneficially owns approximately 1.75% of Tejon Ranch’s outstanding shares, today issued the following letter to the Company's stockholders.

Fellow Stockholders,

Nitor Capital Management LLC (together with its affiliates, “Nitor Capital Management” or “we”) is a significant stockholder of Tejon Ranch Company (“Tejon Ranch” or the “Company”) with beneficial ownership of approximately 1.75% of Tejon Ranch’s outstanding shares. We initially invested in Tejon Ranch in 2021 because we believed, as we do now, that the Company owns irreplaceable, one-of-a-kind assets, has exceptional growth potential and its shares are deeply undervalued.

As a long-term stockholder of Tejon Ranch, we have spent a considerable amount of time learning the history of the Company and reviewing the Company’s financial statements, executive compensation practices and capital allocation decisions. We have attempted to engage constructively with the Company’s management and board of directors (the “Board”) to better understand their overall strategy and offer potential solutions to the issues plaguing the Company, including by providing recommendations on how we believe the Company could dramatically improve its reporting of certain metrics to facilitate the market’s understanding of the business and more appropriately value the Company. Unfortunately, the Company’s management and Board have been unwilling to meaningfully engage with us and Tejon Ranch’s share price has continued to languish.

During its early days, Tejon Ranch was a land company with nearly all of its value tied to its ownership of 270,000 acres of raw undeveloped ranch/farmland (equivalent to the size of Los Angeles). Over the past 25 years, Tejon Ranch has evolved into a highly valuable, cash flow generating, commercial and industrial real estate company with what we estimate to be $800 million worth of assets that are either fully approved for development or income producing.1 Notably, what was once 1,450 acres of raw undeveloped land has now transformed into a world-class commerce center, Tejon Ranch Commerce Center, that still has remarkable potential for further development. Despite this impressive growth, shares of Tejon Ranch are astoundingly worth less today than they were 5, 10, 20 and even 30+ years ago.

Our diligence over the past several years has led us to the following conclusion: the Company’s failure to deliver value to stockholders is simply unjustifiable. We believe much of the Company’s inability to provide stockholders with a return on their investment is the result of severely misaligned compensation incentives for senior management, speculative deployment of capital and failure to effectively communicate the value of the Company’s assets to the market.

1Nitor Capital Management estimate based upon real estate comparables, rents, Tejon Ranch’s land transactions and in-depth knowledge of Tejon Ranch’s assets resulting from Nitor Capital Management’s significant due diligence on the Company.

Accepting the status quo at the Company is no longer tenable – stockholders have suffered long enough, and it is time for management and the Board to take immediate action to deliver value to stockholders. Due to the Company’s failure to present a clear and credible plan as to how stockholders will receive a return on their investment or how the Company plans to close the gap between its net asset value (NAV) and its share price, we intend to WITHHOLD our votes for Compensation Committee Chair Steven A. Betts, Chairman of the Board Norman J. Metcalfe, Real Estate Committee Chair Geoffrey L. Stack and Nominating Committee Chair Michael H. Winer, and vote AGAINST approval of executive officer compensation at the Company’s upcoming 2024 Annual Meeting of Stockholders (the “Annual Meeting”) scheduled to be held on May 14, 2024.

A Persistent Failure to Deliver Stockholder Value Over Any Relevant Time Period

When looking at the past 1-, 3-, 5-, 10- and 20-year periods, the numbers are clear: your investment is likely worth less today than the day you invested, even though there has been considerable appreciation in the value of the Company’s assets.

	1-Year TSR	3-Year TSR	5-Year TSR	10-Year TSR	20-Year TSR
Tejon Ranch	-16.92%	-5.67%	-15.37%	-50.71%	-56.17%

Source: Bloomberg. Calculated as of market close on April 15, 2024.

Given the immense destruction of stockholder value that has persisted during their lengthy tenures, we question how the Board can justify the continued service of the directors we intend to withhold support from at the Annual Meeting: 81-year-old Mr. Metcalfe and 80-year-old Mr. Stack have each served on the Board since 1998, Mr. Winer has served on the Board since 2001 and Mr. Betts has served on the Board since 2014. Even worse, these directors comprise the leadership of the Board (consisting of the Chairman of the Board and Chairs of each committee other than audit), which we believe makes them even more responsible for the Company’s abysmal performance.

What makes the Company’s performance even more vexing and inexcusable is that despite the quality of the Company’s assets, the strength of the balance sheet and the growing cash flows, the Board and management team have exhibited no urgency in providing any return to stockholders, the true owners of the Company (who have not even received a single dividend during this century). We are concerned that the incumbent directors are prioritizing their own interests and those of management over stockholders. In our view, change is clearly needed.

We Believe the Board Has Enriched Management While Stockholders Suffer

A board of directors has a fundamental obligation to implement appropriate compensation frameworks and incentives for management that align with a company's strategic goals and promote long-term value creation. Unfortunately, at Tejon Ranch, the Board has overseen a compensation structure where incentives do not align with creating stockholder value. Simply put, management has been enriched while stockholders have endured non-existent returns.

Under the current compensation program, because executives receive compensation based on target prices that reset every three years, executives are able to meet their targets without contributing to the long-term value of the Company. This is unacceptable in our view. Executives should be compensated based on continual long-term price appreciation, and the compensation tied to share price appreciation should no longer have “resets” (which is akin to an investment manager receiving a performance fee without a “high watermark”).

Presently, cash bonuses are tied to meeting Adjusted EBITDA budgets, which are set by the Company. Additionally, bonuses are paid when the Board approves development projects, when construction begins and once again when the projects are completed. 2 Problematically, these bonuses are given irrespective of the eventual economics or performance of the projects, so it appears as if management receives bonuses for merely doing their job.

Furthermore, the current compensation program includes stock compensation that incentivizes management to “[c]omplete a capital raise of at least $150 million in proceeds (not more than 50% from debt sources) to fund the construction of Phase 1 of Mountain Village with Board of Directors approval...” 3 Accordingly, it seems that management is being incentivized to complete an equity raise equivalent to approximately 37% of the Company’s current market capitalization, regardless of whether doing so is in the best interest of the Company or its stockholders.

These misaligned incentives have resulted in undeserved windfalls for Company executives. For example, during the past 10 years, while stockholder returns have been in the red, Chief Executive Officer Gregory S. Bielli has received more than $30 million in total compensation (with nearly $25 million of that being compensation on top of Mr. Bielli’s salary).4 Further, in 2023, the Board decided to give Mr. Bielli a discretionary bonus of $600,000. We question how any well-functioning Board could reward executives for overseeing such terminal underperformance. As Chair of the Compensation Committee, we believe that Mr. Betts must be held accountable for these questionable compensation practices, along with Messrs. Metcalfe and Stack, who collectively represent a majority of the Compensation Committee.

With the upcoming retirement of Mr. Bielli at year-end, Tejon Ranch is at a critical juncture. We believe it is vital to the Company’s performance that the next Chief Executive Officer be committed to unlocking stockholder value and has financial incentives that are built around performance goals that truly lead to stockholder returns (both near-term and long-term).

We urge the Board to work diligently to reconfigure the compensation structure to ensure that management is properly incentivized to make decisions that benefit stockholders and drive meaningful growth. The current compensation scheme clearly is not working for stockholders.

Capital Allocation Missteps Have Harmed the Company and Investors

In addition to leading to abysmal returns for stockholders, we believe the current compensation structure has incentivized management to pursue master planned community (“MPC”) developments at great cost and significant dilution to stockholders.

While we can appreciate that aggressively pursuing all three MPC opportunities may have been a sound business strategy at a certain point in the Company’s history, the success of the Company and stockholder returns are no longer fully dependent on the eventual development of the MPCs. At this point, we believe it makes sense to aggressively pursue only the Grapevine MPC, which is already fully approved and adjacent to the Tejon Ranch Commerce Center, which we are confident will add substantial future value for stockholders.

2 Source: Company filings.

3 Source: Company filings.

4 Source: Company filings.

Since 2013, the majority of Tejon Ranch’s net capital spend has gone toward MPC capital expenditure, where nearly $200 million of capital has been deployed.5 To date, there has been zero return generated on a net capital investment that is equivalent to half of the current market capitalization of the Company. The Company’s decision in 2014 to reacquire its 50% interest in Mountain Village for $70 million precipitated an equity raise in 2017 equivalent to 20% of the Company. Notably, Mountain Village has been approved and marketable now for several years, yet no partner or viable path to a profitable monetization has been presented to the market.

We are deeply troubled that the lack of return on the Company’s capital investment has not caused the Company to reevaluate its strategy of investing its own capital in projects that lack clear, quantifiable demand and returns.

Tejon Ranch Has High-Caliber Assets and Tremendous Growth Potential with Improved Capital Deployment and Clearer Messaging

We firmly believe in the quality of the Company’s assets, their potential for continued appreciation and development, and that with the right leadership and strategy, substantial value can be unlocked for stockholders.

Tejon Ranch owns a portfolio of highly valuable and sought after income producing assets (as well as 11 million sq. ft. of fully approved industrial development rights). These assets are generating over $100 million of recurring annual revenues and $30 million of annual cash flows.6 As a result, we believe Tejon Ranch has reached a point where these assets are now worth $700 million, or $26 per share of value, not including the Company’s 270,000 surface acres.

When adding the book value of the Company’s remaining 270,000 acres and the value of the Company’s water and farmland, we believe the total value of Tejon Ranch’s assets, net of all debt, presently exceeds $44 per share (or $1.2 billion), on a conservative basis.7 This represents nearly three times the value of the Company’s current stock price.

Further, the $600 million Hard Rock Resort & Casino development that is currently under construction, which is projected to create approximately 5,000 jobs,8 should have a significant positive impact on the value of the Company’s land as the project is just several miles from the Tejon Ranch Commerce Center.

Given the Company’s exceptional assets, robust balance sheet and growth potential, we simply cannot reconcile why management and the Board have not taken immediate action to remediate the large valuation disconnect.

5 Source: Company filings.

6 Source: Company filings (numbers do not reflect G&A expenses).

7 Nitor Capital Management estimate based upon real estate comparables, rents, Tejon Ranch’s land transactions and in-depth knowledge of Tejon Ranch’s assets resulting from Nitor Capital Management’s significant due diligence on the Company.

8 Source: Hard Rock International press release dated December 15, 2023.

The Company’s Leadership Must Face Accountability

While we have attempted to engage constructively with management and the Board in hopes of creating value for stockholders, the Company’s unwillingness to meaningfully engage with us has made clear that we cannot sit idly by as stockholder value continues to deteriorate. In our view, the Company’s leadership needs to immediately demonstrate a commitment to delivering value to stockholders, whether by returning capital to stockholders, taking steps to align executive compensation to stockholder returns or working diligently to properly convey the value of the Company's assets to the market.

It is our hope that the incumbent directors who have overseen the Company’s abysmal stock performance over nearly every relevant measurable period receive a wake-up call at the upcoming Annual Meeting where stockholders will have an opportunity to hold them accountable. We encourage our fellow stockholders to join Nitor Capital Management in sending a clear message to the Board that the status quo will no longer be tolerated by WITHHOLDING support for the election of Compensation Committee Chair Steven A. Betts, Chairman of the Board Norman J. Metcalfe, Real Estate Committee Chair Geoffrey L. Stack and Nominating Committee Chair Michael H. Winer, and voting AGAINST approval of executive compensation.

Sincerely,

David J. Spier

Nitor Capital Management LLC

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About Nitor Capital Management LLC

Nitor Capital Management LLC is an investment management firm based in Englewood Cliffs, New Jersey that manages capital on behalf of institutional and high-net worth investors. The firm manages Nitor Capital LLC, an investment fund that makes long-term, concentrated investments in companies that own unique, high-caliber, businesses and assets.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. NITOR CAPITAL MANAGEMENT LLC IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. NITOR CAPITAL MANAGEMENT LLC IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contact

David J. Spier

Nitor Capital Management LLC

dspier@nitorcapital.com